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 **Fundrise** @fundrise · 5h   •••



READ THE THREAD




The Big Idea Behind
the Innovation Fund

 **Benjamin Miller** ✔ @BenMillerise · Aug 10

The big idea behind the @fundrise Innovation Fund is to democratize access to the top private tech companies (e.g., A.I. is largely happening in the private market).

Criticism we have heard so far are:...

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Benjamin Miller @BenMillerise



We're excited to announce that the @Fundrise Innovation Fund has led a strategic fundraising round into Inspectify, a vertically-integrated property inspection software platform and leading solution provider for inspection services.

fundrise.com/investor-updat...



Move-in inspection
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Own
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Move-out inspection
Annual inspection
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9:41
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Roof - Drainage system
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Required
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Gutter leakage
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Monday

11:24 AM · Aug 3, 2023 · **3,486** Views

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Benjamin Miller @BenMillerise · Aug 3

@getinspectify







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Benjamin Miller @BenMillerise



The big idea behind the @fundrise Innovation Fund is to democratize access to the top private tech companies (e.g., A.I. is largely happening in the private market).

Criticism we have heard so far are:

1) Venture Capital requires special access and pattern recognition.
2) VC is too high risk and illiquid for normal investors.
3) Private companies get extraordinary "value add" from their VC investors

Let's take each in turn.

8:37 PM · Aug 10, 2023 · **5,586** Views

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Benjamin Miller @BenMillerise · Aug 10



Before we dive in, let's set the shared framework: power law.

The most important thing in VC is to invest in the best companies



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Benjamin Miller @BenMillerise · Aug 10



Access & Pattern Recognition

The top VCs clearly have both. Early stage companies (seed to Series B) will buy the best VC brand they can get.

However, tech companies need the most dollars after Series B (~65%).

By that point, the breakout companies are clear. It's data driven



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Benjamin Miller @BenMillerise · Aug 10



Access generally goes to the highest bidder.



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 **Benjamin Miller**  @BenMillerise · Aug 10
Access generally goes to the highest bidder.

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 **Benjamin Miller**  @BenMillerise · Aug 10
The market, not the VC, sets the price. Price is set by the overall supply of money. Pricing was horrible in 2021 and is attractive in 2023.

In an auction, the 5% higher price does not make or break the deal.

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 **Benjamin Miller**  @BenMillerise · Aug 10
Side note, the VC industry took this idea too far from 2018-2022. Markets fail on the regular. Happened in the public markets too.

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 **Benjamin Miller**  @BenMillerise · Aug 10
Too Risky & Illiquid

Early stage VC is super risky. Late stage VC is similar to investing in public markets b/c companies are staying private longer.

VC is illiquid. Agreed.

Investors, private tech is not liquid. A private tech fund must be able to pause redemptions.

That... Show more

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 **Benjamin Miller**  @BenMillerise · Aug 10
VC Value Add

The top VC add value, especially early stage. The value add diminishes significantly in the later stages.

At least as often, VCs detract value. There are the top 10% and everyone else. VC negatives ranges from different incentives to bad advice to predatory.

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 **Benjamin Miller**  @BenMillerise · Aug 10
@fundrise value add is different. With 2 million users, our fund is a sales and marketing platform.

Although we have built a tech company, with 100+ first-class engineers, we want to be a passive investors.

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Benjamin Miller ✔ @BenMillerise · Aug 10
The Final Analysis

For the past 20 years, most investors have been barred from investing in private tech.

That just doesn't make sense. It is fundamentally unfair, undemocratic, and inconsistent with values of the tech industry.

We hope to change that.

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Benjamin Miller ✔ @BenMillerise · Aug 11
fundrise.com/offerings/26/v...



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